Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline 2012 Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

FRO.OL - Q2 2015 Frontline Ltd Earnings Call

EVENT DATE/TIME: AUGUST 26, 2015 / 1:00PM GMT

CORPORATE PARTICIPANTS
Robert Macleod Frontline Ltd. - CEO, Frontline Management AS
Inger Klemp Frontline Ltd. - CFO, Frontline Management AS
CONFERENCE CALL PARTICIPANTS

Jon Chappell Evercore ISI - Analyst
Fotis Giannakoulis Morgan Stanley - Analyst

Donald Bogden Wells Fargo Securities - Analyst

Gregory Lewis Credit Suisse - Analyst
PRESENTATION

Operator
Good day and welcome to the second-quarter 2015 results presentation conference call. Today's conference is being recorded. At this time, I would like to turn the conference over to Robert Macleod. Please go ahead.
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
Many thanks. Good afternoon and good morning. Welcome to Frontline's presentation for the second quarter of 2015.
This presentation will proceed as follows. Inger will start with the quarterly highlights, the main transactions, and then do a financial review of the quarter. I will then follow up with earnings and market factors, newbuilding prices, fleet developments, and time charter rates. Then we'll move on to the present market and, finally, we will look at the market outlook.
Inger, please go ahead.
Inger Klemp - Frontline Ltd. - CFO, Frontline Management AS
Thanks, Robert. Good morning and good afternoon, ladies and gentlemen. I would like you move to slide 4, highlights and transaction.
In the second quarter we issued 18.8 million new shares under the ATM program and the existing ATM program is now fully utilized. In April, the remaining outstanding balance on the convertible bond debt of $98.4 million was repaid in full upon maturity. This was an important milestone for the Company, as its maturity was a concern in the time leading up to April 2015.
In June, (inaudible) with Ship Finance commenced terms of the long-term charter agreements relating to 17 vessels for the remainder of the charter period with effect from July 1, 2015. The fixed charter payments are expected to decrease by approximately $283 million as a consequence of the lower rate, but also as a consequence of increased OpEx payable by Ship Finance.
We also agreed a new profit split of 50% each about the new charter rate, and in connection with entry into the agreement with Ship Finance, Frontline issued 55 million shares to Ship Finance. Frontline was also released from the charter guarantee and in exchange a cash buffer of $2 million will be built up per vessel.
In July 2015, the Company and Frontline 2012 entered into an agreement and plan of merger. The merger is in process and on August 24 Frontline filed a registration statement with the SEC covering the common shares to be issued by Frontline to Frontline 2012 shareholders in the merger. The shareholders meeting of each of Frontline and Frontline 2012 will be held after the registration statement is declared effective, and the effectiveness of the registration statement is subject, among other things, to SEC reviewed. And we expect to complete the merger during the fourth quarter this year.

Moving then to slide 5, financial highlights, and slide 6, income statements. Frontline reported net income of $17.4 million this quarter, equivalent to earnings per share of $0.11, compared with a net income of $31.1 million and earnings per share of $0.25 for the first quarter. This is a $13.7 million decrease from the first quarter.
After adjusting for non-operational items, we show a net income from operations of $21 million in the second quarter, which is $4.4 million decrease from the first quarter showing $25.4 million. The decrease in results from operations in the second quarter is mainly explained by an increase in drydocking expenses by $5.9 million, partly offset by a decrease in running expenses of $900,000.
Moving then to slide 7, ship operating expenses and off-hire. The average OpEx for the fleet in the second quarter was approximately $11,800 per day compared to approximately $8,500 per day in the first quarter. We had four drydockings this quarter compared with none in the first quarter, as you can see from the graph on the upper right-hand side of the slide.
The increase in OpEx per day is attributable to an increase in drydock costs in the quarter of $5.9 million, which was then a slight loss [at SFL] by a reduction in running expenses of $900,000. As we can see from the graph on the lower right hand side of the slide, off-hire days were 127 in the second quarter compared with 32 in the first quarter, due to the increase of vessels drydocked in the quarter.
We had two scheduled drydockings in the third quarter of 2015.
Moving down to slide 8, the balance sheet. The changes to the balance sheet end June 30, 2015, from end March are mainly as follows. The cash decreased by $10 million, which is the net of repayment of the convertible bond loan of $93.4 million, the cash from issuance of shares under the ATM program, and the cash generated from operations in the second quarter.
Vessels and equipment decreased by $85 million, which primarily relates to the renegotiation of the Ship Finance leases, but also to depreciation in the quarter. The long-term debt decreased by $321 million as a consequence of repayment of the convertible bond loans, the decrease in capital lease obligations as a consequence of renegotiation of the Ship Finance leases with Ship Finance, and ordinary repayments of leases in the period.
Finally, equity increased by $218 million in the quarter due to share issues in the quarter. Otherwise there were small changes to other balance sheet items this quarter.
Moving down to slide 9, the cash cost breakeven rates. The estimated average cash cost breakeven rates for the remainder of 2015 are approximately $24,500 per day for VLCCs and $21,000 per day for Suezmaxes. These rates are the daily rates our vessels must earn to cover budgeted operating costs and drydock, estimated interest expense, bareboat hire installments on loans, and corporate overhead costs.
With this I leave the word to Robert again.
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
Thank you very much, Inger. Let's look at slide 10, the earnings and market factors in Q2.
The spot earnings for the quarter came in at $53,600 per day on VLCCs and $38,000 on the Suezmaxes, whilst the overall results were $50,600 for the VLCCs and $33,800 per day on the Suezmaxes including the time charter [ramps]. Overall, I would say that these numbers are satisfactory. They are also beating the Q1 results, which were the Company's best quarter since the first quarter of 2009.
The vessels we secured time charters for in Q1 this year brought the overall earnings down from our spot earnings, but the time charter secures income forward, and given the volatility of the tanker market, we feel that this cover is prudent to have. The markets were strong throughout the second quarter. It showed volatility, but the rebounds were sharp giving a very good average income for tankers in the quarter. The continued decrease in bunker price improved the TCE further.

So what made this quarter show the strength it did? The most important factor is the high supply of oil. It actually increased slightly from the first quarter, beating most estimates. Vessels were forced to store as they were instructed to wait at various ports and places around the world waiting for the cargo on board to be served. The ballast speed increased during the quarter as well and returned to normal levels, which was a strong sign seeing this capacity be absorbed.
Overall, the tanker fleet was highly utilized, and as the summer approached, confidence grew that the summer downturn would be avoided this year. But the downturn did come this year as well; later than normal, but I'll get back to that and the reason for it later on in the presentation.
Let's go to page 11 with VLCC fleet. There are currently 639 vessels in the world fleet, of which around 200 are controlled by oil companies, whilst the balance is trading spot. The five vessels delivered in the quarter make little difference to the fleet development, but the order book is not at around 17% of the present fleet, up 2% from our last quarter presentation.
Given the positive outlook on the tanker market, we expect very little scrapping and the order book is a concern. As the delivery schedules shows, a significant number of ships is due to deliver from now up to end 2016.
Let's move to page 12 please, the Suezmax fleet. The fleet counts 450 ships and no ships were delivered during the quarter. The order book is, of course, a concern again at around 15% of this present fleet, or 67 ships. But it is worth noting that only a few are due to deliver in the next six to eight months.
Moving on to page 13 please, values and time charter rates. The prices have come off somewhat from last quarter, always depending on the specific yard and the final specification, but we estimate that a standard VLCC newbuilding will be priced at $94 million to $95 million and $64 million to $65 million for a Suezmax.
As for the time charter market, it is interesting to note the development so far this year. During the previous 45 years, there's been a reluctance by traders and oil companies to charter in tonnage for long periods. The transaction have mainly been for six and 12 months.
Along with the sharp rise in the time charter rates, we have also seen the charter periods extend, mainly to two years. There's been a lot of two-year deals done this year, but we think that three-year deals will be more frequent in the near future. This is a positive sign and shows that charterers' belief in the market is stronger than it has been for quite some time.
Just to put things in perspective, during the summer of 2014 a Suezmax was priced just under $20,000 per day for three years. Today that market is above $30,000 a day for the same period. Frontline expects to be active in the TCE market going forward, both through time charters out and time charters in, depending on where we feel the current market is versus our future expectations.
Let's move on to page 14, please; the present market. Given the correction in the crude tanker space during the last three weeks, I thought it would be worth looking at this and give you our view on why this happened and where we think we are heading.
In short, earnings have moved from a peak of $80,000 a day down to earnings which at present hover around $20,000 per day. The Saudi exports have dropped about 1 million barrels per day recently. With the heat wave in the Middle East the local consumption increased, and refinery expansions in the Red Sea is also a factor.
Exports from Basra in Iraq had a record average of about 3 million barrels per day in June and July, whilst August saw the volumes dropped to 2.5 million barrels per day. This drop equates to about 2 million tons less being exported in August versus July, but estimates for September show that volumes are expected to get back to just over 3 million barrels per day.

Chinese imports have also fallen recently after record highs in June and July. They were up around 28% year-on-year with the same period in 2014. A fall in Chinese imports month from month is not abnormal, and from what we can see the Chinese oil demand remains robust.
An important factor in this is also that we believe refineries have delayed their maintenance until the third quarter due to the record-high refinery margins seen this year. So our conclusion is that many factors all hit at once, which caused the market to correct significantly, and that this lack of demand has led to a long list of available tonnage. But we are hopeful that this has a short-term effect only and the market will improve and return to rate environments seen earlier in the year.
It will, as always, take some time to clear the backlog, but our estimate is that we will see an improvement as we move into the fourth quarter.
Let's move on to the final slide, please, the market outlook. If we start with looking at where we are today, the strength from Q1 kept its momentum into Q2 and through the quarter before it just now recently corrected down, as we've just gone through. But now let's look a little further out and start with the risk factors going forward.
Oil supply remains high, putting downward pressure on the oil price, but the cut in supply, various political events, or a very strong increase in demand could change this. A price rally would, in turn, not be positive for tankers as we rebound to hit demand and our fuel costs.
As mentioned earlier, the order book is presently 17% and 15% of the VLCC and Suezmax fleets. This order book is a constant risk factor to the market. With the recent strength in the spot market, many ships that were predicted to be scrapped will keep trading and scrapping we can write off for now. Although it does not sound likely at the moment, a change of OpEx strategy and a cut of production could also change the course.
Moving on to the bullish factors, the main factor is the world oil supply. It is at its highest level ever at just above 96 million barrels per day. This has led to the tanker fleet surpassing 85% utilization, which is sign of a healthy tanker market. Our estimate is that we were somewhere around 88% utilized in Q2. This is the highest level seen for many years.
Atlantic Basin barrels, West Africa and Latin America as examples, keep flowing to the east, whilst two out of three new refineries under construction are east of Suez. This, in turn, keeps ton miles high and we see this trend going -- keeping like this.
The current volumes caused delays in ports and terminals, which also takes out supply. We expect the storage to take place in Q1 based on the contango in the oil price, but this never materialized, partly due to the high earnings one could make in the spot market. What we are seeing now is vessels awaiting orders in various ports and places around the world simply due to the high supply of oil, leading to unsold cargo sitting on ships. Let's call that forced storage and we expect that to remain a factor going forward.
We believe the current oil price supports demand, which, in turn, of course is positive for tankers. All-in-all there are some risk factors out there, especially the order book, but overall we expect the tanker market to rebound and show strong earnings going forward.
Before we move on to the questions, I would like to say a few words with regards to the merger with Frontline 2012. As Inger mentioned, in July Frontline Limited and Frontline 2012 entered into an agreement and plan of merger. The merger is now in process and once completed, which we expect to be during the fourth quarter of this year, Frontline will have a fleet of about 70 tankers on the water and just over 20 newbuildings due for delivery in the coming 24 months.
Despite the current slowdown in the tanker market, the broader Frontline expects that the merged company will be in a position to start returning cash to shareholders as quarterly dividends once the merger has completed. We believe that the combined company will be well positioned for further growth through both acquisitions and consolidation opportunities.
With that, we are ready for your questions.

QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Jon Chapell, Evercore ISI.
Jon Chappell - Evercore ISI - Analyst
Thank you, good afternoon. Just wanted to ask one question on Frontline 2012 before getting into post-merger strategy. Maybe the disclosure for Frontline 2012 is not as transparent as Frontline Limited, so is there any way to provide any information on that charter in fleet? I see the ships on the website, but the duration of the charterings and the rates that are being paid for those?
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
This is obviously a call on Frontline Limited, but basically it's (inaudible) and we have five on at the moment. The average rate is [15.3] and the periods are relatively short with exposure of max six months and there are a lot of options. In total, we are committed to about 450 vessel days and we have around 2,200 optional days.
Jon Chappell - Evercore ISI - Analyst
Very helpful, all right. Then post-merger, so maybe it goes through in the fourth quarter as you said, couple things. First of all, on the consolidation front it has been pretty remarkable the strength of the time charter market this year and the fact that the asset values haven't moved up, and a lot of people are speculating as to why that may be. But from your perspective, is this somewhat of a sweet spot to add tonnage at this point in the market while the asset values continue to lag the earnings from the ships?
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
As we are looking at the newbuildings, they have come down and you've seen the same on the secondhand values as well. There's less capital available in the markets and we are monitoring what's going on closely, but for us the main focus is to get the merger done.
Jon Chappell - Evercore ISI - Analyst
Then just one last thing and then I'll move on. From the fleet afterwards you mentioned a couple things I thought were interesting, Robert. Talked about how it was prudent to do some time charter out business and that you may look to that going forward. That's not something that Frontline has historically done in a large manner.
As we sit in the cycle today, do you think -- how do you think about the timing of time charters versus your optimism on the near-term spot market?
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
The way the time charter market has developed over this year, I think with the fleet we have I think it is prudent to take that cover. And as you say, it has not been done in the past, but that is something that we certainly will be doing going forward to have a base. And that also gives opportunity to take in tonnage when -- if the market drops, and we still believe that if it's overcorrection or --. So I think trading this deal in that way is something we will be much more active in.

Jon Chappell - Evercore ISI - Analyst
And as we think about the combined fleet, would it make sense to maybe take more of that charter out on some of the existing vessels at Frontline Limited and use the newbuilds and the eco-ships from Frontline 2012 to keep your spot market exposure?
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
We will look at this -- once this is completed we will look at it as one fleet and we will do what's best for each individual ship, but what you are saying there is obviously one strategy that could well make sense. But, for us, we will look at getting cover. We will be more likely to get interested in the longer charters rather than the shorter and also we'll be very open to do deals where we keep some of the upside, i.e., do profit share deals.
Jon Chappell - Evercore ISI - Analyst
All right, makes sense. Thanks for the time, Robert.
Operator
Fotis Giannakoulis, Morgan Stanley.
Fotis Giannakoulis - Morgan Stanley - Analyst
Good morning and thank you. Robert, you mentioned earlier about the fact that the period market has become more active. Can you give us some example, some numbers to see how liquid and how deep this market is? And given your answer to the previous questions with Jon, how many vessels do you expect that you are considering chartering under period contracts by the end of the year?
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
Just for the market in general, what we're seeing now is for the older VLCCs, the two-year deals are in the low $40,000s, probably $42,000, $43,000. The Suezmaxes are in the low $30,000s or $33,000 maybe for the similar period, and as per the release in Frontline 2012, you can see what we have been doing on the LR2s.
As for what we will do here, I don't want to give you a percentage on what will go out. It really does depend on how the market develops, but it is good to see the strength in the TCE rates now despite the fall in both the VL and the Suezmax market. It does show that the market believes that this will -- there will be a rebound and I expect once that happens that the current levels have legs.
Fotis Giannakoulis - Morgan Stanley - Analyst
Thank you, Robert. We have seen that the last two, three weeks, while VLCC rates they have come down, Suezmaxes they seem to hold much better than these. And also what is quite surprising is that the LR vessels in the Middle East, they are even outperforming versus the previous period. Is it just the Yanbu refinery that is causing that? Why this discrepancy between the different asset classes?
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
Let's look at the Suezmax first; there's been a correction now, but I think that they will come back. There's not many ships; as I said earlier, there's not that many being delivered.

As for the LR2s, I expect those to take a bit of a breather here coming into September, the reason being the refinery -- so as I was saying earlier, the refinery margins this year have been extraordinary, as you know, Fotis. So this has delayed the maintenance and the result of the maintenance will be that there will be less exports now in September. I expect that to have an effect on the product market, so then things will come more sort of back to normal.
But as you say, there is some out-performance there and I must say, as a company, we are very pleased with the position we have as a combined company, where the LR2 fleet we have in the Frontline 2012 I think is going to be a winner going forward.
Fotis Giannakoulis - Morgan Stanley - Analyst
Robert, you mentioned about the risks of the order book and I saw in your slide that you have broken nicely down the delivery schedules. And it seems that most of the deliveries are in the third and the fourth quarter of 2016.
Are you getting a little bit more cautious about the second half of 2016? Overall, how much more oil -- how much growth in oil supply we are going to need in order to absorb these vessels and keep the rates above the current period market?
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
As most in this market, the order book has always caused concern. As where we are now, the lowest point we saw was in 2013 when we were down to about 11% of the fleet in order. The overall tanker market has now about 16% in order.
But at the same time I think -- I can't give you the exact number that we need in terms of increase, but what I would say, though, is I think in terms of supply we're moving from 93.5 to over 96 within this year and I expect it to land somewhere between 97 and 98, possibly more, for 2016. So I am hopeful; with the increased volume coming on stream here, I think this will be okay. But let's see; time will show.
Fotis Giannakoulis - Morgan Stanley - Analyst
Okay, Robert. Thank you very much for your answers.
Operator
(Operator Instructions) Donald Bogden, Wells Fargo.
Donald Bogden - Wells Fargo Securities - Analyst
Good morning. Can you talk a bit more to your stated goal of being more active in the TCE market? I understand it will be somewhat opportunistic, but do you expect there to be a focus on a specific tanker segment? And should we expect Frontline to reach out following recent downward pressure at increase of TCE exposure, or would you wait till the closing of the merger to ramp that up?
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
As I was saying earlier, we have had -- in 2012 there is some activity. And for the combined company, the main focus will be the four segments which are VLCC, Suezmax, LR2, and MR. That's our core segments, and looking at those four we will have an overweight towards crude. Crude will be the main focus.

But, for us, we will be opportunistic. We will look at what gives the best risk/reward, which gives us the best return, and we will keep looking for opportunities.
Donald Bogden - Wells Fargo Securities - Analyst
Great, thanks for that. Just to follow-up on floating storage. Are you seeing any inquiry for structural floating storage come back into the market given downward pressure on tanker rates and an increase in contango?
Also, could you quantify the non-structural, I think you called it forced, short-term floating storage earlier and just what quantity of vessels that is currently tying up? It's a tough figure to ballpark, but any color you could give on that would be appreciated.
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
First, just to take the contango-based storage, we're not seeing contango-based storage questions as such but I think indirectly we are. There's a lot of people out there looking for storage options on the spot fixtures. And where the current levels are on the VLCC and the Suezmaxes, I think it will be a factor and it could be one of the factors -- not that it will be the main factor, but it could be one of the factors that helps bring this market back up.
As for the forced storage, it's difficult to put numbers on that. But just speaking of our own fleet, we have on many occasions this year been told to -- say we're loading the Middle East, we've been told to sit in Fujairah or Dubai for 10 days or 15 days or 20. And then the same situation in Singapore, where there simply is the cargo is unsold and there's no choice on the trade or oil company side than to let us wait until they know the direction we are heading. And as long as the market is -- the supply side is as it is now, I don't think that's going to change.
Donald Bogden - Wells Fargo Securities - Analyst
All right, well, thanks for the time. We appreciate the color.
Operator
(Operator Instructions) Gregory Lewis, Credit Suisse.
Gregory Lewis - Credit Suisse - Analyst
Thank you and good afternoon. I guess there's really several questions.
As we think about the fleet growing with the absorption of Frontline 2012, clearly Frontline has a lot of -- and with its relationships has a lot of legacy vessels in there, some late 1990s built, some early 2000 built vessels. Clearly, over the last year we have definitely seen the older tonnage in the market catch more of a bid up than the more modern tonnage.
And just as we think about this going forward over the next, I don't know, six, 12 months, should we think about --? Should we expect or is there a possibility that we could see Frontline continue to prune out its older vessels and actually book good profits? Just because it sounds like you see an opportunity for the market, but just given the whole time charter strategy it seems like you are more conservative than you have been in the past heading into what looks like a potential up cycle.

Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
I will focus on fleet age. As we were saying before, we want to renew; we want to get the average age down. On the part of the fleet that approaches 20 years, an example being the Front Glory, which we have on lease from -- or we had at lease from Ship Finance, which they have sold. I think that is something that could well happen going forward here and try to sort of renew ourselves a bit.
Gregory Lewis - Credit Suisse - Analyst
Okay. So it sounds like we should expect into the rising market continued asset sales of the older tonnage. That seems like the blueprint we should expect over the next two years.
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
The way we would look at it is the premium we can get versus the scrap price and compare that to the profit you can lock in on the time charters. In most instances, as things are now then the premium versus the scrap price, i.e., selling the vessel, is most often the winning strategy.
Gregory Lewis - Credit Suisse - Analyst
Okay. And just you mentioned the time charter market and looking at that. What type of discount or -- when we think about time chartering vessels out, is there actually interest from charterers to be locking up some of this older tonnage or is it more -- is there discrimination where, if you are looking at a multiyear time charter, it's primarily just for the realm of more modern tonnage?
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
The demand for the ships, say, between 15 and 20 is -- there's good demand in that age segment.
Gregory Lewis - Credit Suisse - Analyst
Okay, perfect, guys. Thank you very much for the time.
Operator
(Operator Instructions) There are currently no questions.
As there are no further questions in the queue, I would now like to hand the call back over to Inger Klemp and Robert Macleod for additional or closing remarks.
Robert Macleod - Frontline Ltd. - CEO, Frontline Management AS
Thank you very much. Thank you all for dialing into this call and I would like to thank everyone in Frontline for their excellent efforts. Thank you.
Operator
That will conclude today's conference call. Thank you for your participation, ladies and gentlemen. You may now disconnect.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline Ltd. ("Frontline") and Frontline 2012 Ltd. ("Frontline 2012"), Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542), filed on August 24, 2015, that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at  http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at  http://www.Frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.